EXHIBIT 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

LEXARIA BIOSCIENCE CORP.

Pursuant to NRS Chapter 78

Lexaria Bioscience Corp. (the “Corporation”), a corporation incorporated under the laws of Nevada on December 9, 2004, hereby amends and restates its Articles of Incorporation to embody as one document its original Articles of Incorporation and all amendments thereto, pursuant to Sections 78.390 and 78.403 of the Nevada Revised Statutes.

These Amended and Restated Articles of Incorporation were approved by the board of directors of the Corporation by way of resolutions approved in writing on April 17, 2020 and by the voting shareholders of the Corporation on June 23, 2020 whereby concurrently a one for 30 reverse stock split of the Corporation’s issued and outstanding common stock was approved to be effected with the filing of these Amended and Restated Articles of Incorporation.

These Amended and Restated Articles of Incorporation correctly set forth the text of the Corporation’s Articles of Incorporation as amended up to and by these Amended and Restated Articles of Incorporation.

ARTICLE I

The name of the Corporation is:

LEXARIA BIOSCIENCE CORP.

ARTICLE II

The name and address of the resident agent of the Corporation is:

NEVADA AGENCY AND TRANSFER COMPANY
50 West Liberty Street Suite 880
Reno, NV 89501

Principal and branch offices may hereinafter be established at such place or places, either within or without the State of Nevada as may from time to time be determined by the Board of Directors.

ARTICLE III

The nature and purpose of this business shall be to conduct any lawful activity as governed by the laws of the State of Nevada.

ARTICLE IV

The authorized capital stock of this Corporation is 220,000,000 shares of common stock with full voting rights and with a par value of $0.001 per share.

Pursuant to NRS 78.385 and NRS 78.390, and any successor statutory provisions, the Board of Directors is authorized to adopt a resolution to increase, decrease, add, remove or otherwise alter any current or additional classes or series of this Corporation’s capital stock by a board resolution amending these Articles, in the Board of Directors’ sole discretion for increases or decreases of any class or series of authorized stock where applicable pursuant to NRS 78.207 and any successor statutory provision, or otherwise subject to the approval of the holders of at least a majority of shares having voting rights, either in a special meeting or the next annual meeting of shareholders. Notwithstanding the foregoing, where any shares of any class or series would be materially and adversely affected by such change, shareholder approval by the holders of at least a majority of such adversely affected shares must also be obtained before filing an amendment with the Office of the Secretary of State of Nevada.

The capital stock of this Corporation shall be non-assessable and shall not be subject to assessment to pay the debts of the Corporation.

ARTICLE V

Members of the governing Board shall be known and styled as "Directors" and the number thereof shall be two (2) and may be increased or decreased from time to time pursuant to the Bylaws.

The number of members of the Board of Directors shall not be less than one (1) or more than thirteen (13).

The officers of the Corporation shall be a President, Secretary and Treasurer. The Corporation may have such additional officers as may be determined from time to time in accordance with the Bylaws. The officers shall have the powers, perform the duties, and be appointed as may be determined in accordance with the Bylaws and laws of the State of Nevada. Any person may hold two (2) or more offices in this Corporation.

ARTICLE VI

The Corporation shall have perpetual succession by its corporate name and shall have all the powers herein enumerated or implied herefrom and the powers now provided or which may hereafter be provided by law for corporations in the State of Nevada.

ARTICLE VII

No stockholder shall be liable for the debts of the Corporation beyond the amount that may be due or unpaid upon any share or shares of stock of this Corporation owned by that person.

ARTICLE VIII

Each shareholder entitled to vote at any election for directors shall have the right to vote, in person or by proxy, the number of shares owned by such shareholder for each director to be elected. Shareholders shall not be entitled to cumulative voting rights.

ARTICLE IX

The Directors shall have the powers to make and alter the Bylaws of the Corporation. Bylaws made by the Board of Directors under the powers so conferred may be altered, amended, or repealed by the Board of Directors or by the stockholders at any meeting called and held for that purpose.

ARTICLE X

The Corporation specifically elects not to be governed by NRS 78.411 to NRS 78.444, inclusive, and successor statutory provisions.

ARTICLE XI

The Corporation shall indemnify all directors, officers, employees, and agents to the fullest extent permitted by Nevada law as provided within NRS 78.7502 and NRS 78.751 or any other law then in effect or as it may hereafter be amended.

The Corporation shall indemnify each present and future director, officer, employee or agent of the Corporation who becomes a party or is threatened to be made a party to any suit or proceeding, whether pending, completed or merely threatened, and whether said suit or proceeding is civil, criminal, administrative, investigative, or otherwise, except an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including, but not limited to, attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The expenses of directors, officers, employees or agents of the Corporation incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit, or proceeding, if and only if the director, officer, employee or agent undertakes to repay said expenses to the Corporation if it is ultimately determined by a court of competent jurisdiction, after exhaustion of all appeals therefrom, that he is not entitled to be indemnified by the corporation.

No indemnification shall be applied, and any advancement of expenses to or on behalf of any director, officer, employee or agent must be returned to the Corporation, if a final adjudication establishes that the person's acts or omissions involved a breach of any fiduciary duties, where applicable, intentional misconduct, fraud or a knowing violation of the law which was material to the cause of action.

IN WITNESS WHEREOF, LEXARIA BIOSCIENCE CORP. has caused these Amended and Restated Articles of Incorporation to be executed by its duly authorized officer on this 11 day of January, 2021.

LEXARIA BIOSCIENCE CORP.

Per:

“Christopher Bunka”
Christopher Bunka, Chief Executive Officer